UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 5)

                               Thermo Sentron Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883593 10 5
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046

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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                               August 12, 1998
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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            1              NAME OF REPORTING PERSON
                           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*

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                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          7,741,800
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           7,741,800
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                     10    SHARED DISPOSITIVE POWER


                           0
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            11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                          PERSON
                           7,741,800
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

                           80.6%

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            14             TYPE OF REPORTING PERSON *

                           CO
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      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of Thermo Sentron Inc. (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information previously reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 7,000,000 Shares were held by Thermedics Inc. ("Thermedics"), a majority-owned subsidiary of the Reporting Person.

      The Reporting Person develops, manufactures and markets analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The Reporting Person also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies.

      The  principal  business  address  and  principal  office  address  of the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

      Appendix A attached to this Amendment sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

      During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

      Any funds necessary for the proposed transactions described in Item 4 below will be paid out of the Reporting Person's working capital.

Item 4.     Purpose of Transaction

      The following is hereby added as the first paragraph of Item 4:

      On August 12, 1998, the Reporting Person issued a press release in which it announced that the Issuer may be merged (the "Merger") with ONIX Systems Inc. ("ONIX") and Metrika Systems Corporation ("Metrika"), both majority-owned, publicly traded subsidiaries of Thermo Instrument Systems Inc. ("Thermo Instrument"), which in turn is a majority-owned, publicly traded subsidiary of the Reporting Person. The combined entity resulting from the merger of the Issuer, ONIX and Metrika would be a majority-owned, publicly traded subsidiary of Thermo Instrument. Shareholders of each of the Issuer, ONIX and Metrika would receive shares of the common stock of the combined entity in exchange for their shares of the common stock of the Issuer, ONIX and Metrika, respectively. In addition, the Reporting Person announced in the press release that, prior to the proposed Merger, Thermedics' equity interests in each of the Issuer, Thermedics Detection Inc. ("Detection"), and Thermo Voltek Corp. ("Voltek"), each presently majority-owned, publicly traded subsidiaries of Thermedics, would be transferred to the Reporting Person for shares of the common stock, $.10 par value per share, of Thermedics held by the Reporting Person. The Reporting Person, in turn, would transfer such equity interests in the Issuer, Detection and Voltek to Thermo Instrument in exchange for cash. The proposed transfers with respect to the equity interest in Voltek would take place only if Voltek is not sold to an unaffiliated third party, which sale is presently being considered.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Shares beneficially owned by the Reporting Person include 741,800 Shares, or approximately 7.7% of the outstanding Shares, owned directly by the Reporting Person and 7,000,000 Shares, or approximately 72.9% of the outstanding Shares, owned by Thermedics. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 140,848 Shares or approximately 1.4% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 104,500 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Share ownership information for each executive officer and director of the Reporting Person is set forth below:

Name                                             Number of Shares(1)
----                                             -------------------
John M. Albertine                                1,000
Peter O. Crisp                                   1,500
Elias P. Gyftopoulos                             1,000
George N. Hatsopoulos                            17,000
John N. Hatsopoulos                              41,900
Frank Jungers                                    1,000
Paul F. Kelleher                                 5,000
Earl R. Lewis                                    2,000
Robert A. McCabe                                 3,000
Donald E. Noble                                  17,448
Hutham S. Olayan                                 1,000
Robert W. O'Leary                                0
Peter G. Pantazelos                              2,000
William A. Rainville                             7,000
Richard F. Syron                                 0
Arvin H. Smith                                   7,000
Roger D. Wellington                              1,000
John W. Wood Jr.                                 34,000
All directors and current executive officers as  140,848
a group (18 persons)

(1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Jungers, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Noble, Ms. Olayan, Mr. Pantazelos, Mr. Rainville, Mr. Smith, Mr. Wellington, Mr. Wood and all directors and executive officers as a group include 1,000, 1,500, 1,000, 15,000, 15,000, 1,000, 5,000, 2,000, 1,000,
15,000,   1,000,   2,000,  7,000,  7,000,  1,000,  31,000  and  104,500  Shares,
respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

      (b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns.

      (c) The Reporting Person has effected no transactions with respect to the Shares during the past 60 days. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The following is added as the first paragraph of Item 6:

      As set forth in Item 4 hereof, the Reporting Person has announced that the Issuer may be merged with ONIX and Metrika, and that, prior to the proposed merger, Thermedics' equity interests in each of the Issuer, Detection, and Voltek may be transferred to the Reporting Person for shares of Thermedics' common stock that are currently held by the Reporting Person. The Reporting Person, in turn, would transfer such equity interests in the Issuer, Detection, and Voltek to Thermo Instrument in exchange for cash. The completion of these transactions is subject to numerous conditions, including the establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the directors of each of the Issuer, ONIX, Metrika, Detection, Thermo Instrument, and Thermedics, including the independent directors of such companies, negotiation and execution of definitive agreements, clearance by the Securities and Exchange Commission of any necessary documents in connection with the proposed transactions, approval by the directors of the Reporting Person, and fairness opinions from one or more investment banking firms on certain financial aspects of the transaction.

      The former first paragraph of Item 6 is hereby amended and restated in its entirety as follows:

      Of the 7,741,800 Shares beneficially owned by the Reporting Person, 114,350 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 22,000 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. G. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 15,000 Shares within 60 days; Mr. Kelleher has the right to acquire 5,000 Shares within 60 days; Mr. Noble has the right to acquire 15,000 Shares within 60 days; and Mr. Wood has the right to acquire 31,000 Shares within 60 days.

Item 7.  Material to be Filed as Exhibits.

      Item 7 is hereby amended to add the following as an exhibit:

      (i) Press Release dated August 12, 1998.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: August 13, 1998                        THERMO ELECTRON CORPORATION



                                             By:   /s/ Kenneth J. Apicerno
                                                  Kenneth J. Apicerno
                                                  Treasurer

       Exhibit (i) Press Release dated August 12, 1998.


                THERMO ELECTRON PROPOSES CORPORATE REORGANIZATION

WALTHAM, Mass., August 12, 1998 -- Thermo Electron Corporation (NYSE-TMO) today announced that its board of directors has authorized a proposed corporate reorganization. The goals of the plan are to:

     -    Reduce  the   complexity   of  the  company's   corporate   structure,
     - Consolidate and strategically realign certain businesses to enhance their competitive market positions and improve management coordination, and
     - Increase the liquidity in the public markets for stock of the company's publicly traded subsidiaries by providing larger market floats.

      The proposed reorganization is expected to reduce the number of Thermo Electron's majority-owned public subsidiaries from 23 to 15. The company expects to promptly begin implementation of the reorganization, although it may take up to two years to complete all aspects of the plan.

      George N. Hatsopoulos, chairman of Thermo Electron, said, "We firmly believe that spinouts continue to offer many advantages. The strategy is dynamic
- allowing us to respond to changes in the marketplace and revamp those parts of the structure that no longer meet our goals for a public subsidiary. In some cases, the potential rewards for some of our companies have become out of line with the risks. We will continue to closely monitor the performance of our spinouts to assess their viability in the public markets. I wish to stress that the benefits we anticipate from this reorganization are long term. We do not anticipate any material benefits in the short term."

      John N. Hatsopoulos, president and chief financial officer of Thermo Electron, added, "Our number one goal for this plan is to simplify our company. We also expect that larger, more closely aligned businesses will strengthen our competitive positions. Larger size should create better liquidity for investors by increasing the public float, and, we believe, keep in proper perspective some of the problems experienced by our smaller subsidiaries."

      The proposed corporate reorganization is best outlined in four general categories:

   1. Reorganization of biomedical businesses. The wholly owned biomedical group of Thermo Electron, called Thermo Biomedical, would be transferred to Thermo Electron's Thermedics subsidiary to better position the company to expand its presence in that marketplace, while creating a focused company for healthcare investors. Thermo Biomedical, which includes Bear Medical Systems Inc.; Bird Products Corporation; Bird Life Design Corporation; Stackhouse Inc.; SensorMedics Corporation; Medical Data Electronics, Inc.; and Nicolet Biomedical Inc., had unaudited 1997 revenues of

                                     -more-

      $232 million. These companies would be transferred from Thermo Electron to Thermedics in exchange for Thermedics shares.

   2. Realignment of instrument companies. First, Thermedics' non-biomedical public subsidiaries - Thermo Sentron, Thermedics Detection, and Thermo Voltek (if not sold to an unaffiliated third party) - would be transferred to Thermo Electron's Thermo Instrument Systems subsidiary, creating efficiencies by aligning these industrial instrumentation businesses with the instrument family of companies for a better strategic fit. Thermedics' majority ownership in each of these subsidiaries would be transferred to Thermo Electron for shares of Thermedics common stock held by Thermo Electron. Thermo Electron, in turn, would transfer these equity interests to Thermo Instrument Systems in exchange for cash. If Thermo Voltek is not sold to an unaffiliated third party, it would become a wholly owned subsidiary of Thermo Instrument Systems.
            Second, two public Thermo Instrument Systems subsidiaries - Metrika Systems and ONIX Systems - and Thermo Sentron, would be merged to form one combined majority-owned public subsidiary of Thermo Instrument Systems. The company believes that the combined entity, with complementary products, technologies, and distribution networks, would be better able to address the market for industrial sensors and advanced process control systems. Shareholders of each of the three companies would receive shares of common stock in the combined entity in exchange for their shares in the subsidiaries.
            Third, ThermoSpectra, a public subsidiary of Thermo Instrument Systems, along with Thermedics Detection, would be taken private and become wholly owned subsidiaries of Thermo Instrument Systems. ThermoSpectra and Thermedics Detection shareholders would receive cash or Thermo Instrument Systems common stock in exchange for their shares of common stock of ThermoSpectra or Thermedics Detection.

   3. Consolidation of industrial outsourcing companies. The public and private subsidiaries of Thermo Electron's Thermo TerraTech subsidiary - Thermo Remediation, The Randers Group, and Thermo EuroTech - would be consolidated into Thermo TerraTech to strengthen the group's ability to compete in the industrial and environmental outsourcing markets, as well as enhance their ability to withstand adverse market conditions. Shareholders of each of these subsidiaries would receive common stock in Thermo TerraTech in exchange for their shares in the subsidiaries.

   4. Other strategic reorganizations. Thermo Coleman, a private subsidiary of Thermo Electron, would be merged into Thermo Electron's ThermoTrex subsidiary, consolidating the company's R&D and government-contract work within one entity to offer greater efficiencies and enhance opportunities to develop and commercialize technologies. Thermo Coleman shareholders would receive shares of ThermoTrex common stock in exchange for their Thermo Coleman shares.
            Also, Thermo Power, a public subsidiary of Thermo Electron, would be taken private and become a wholly owned subsidiary of Thermo Electron. Shareholders of Thermo Power would receive cash or Thermo Electron common stock in exchange for their shares of Thermo Power common stock.

                                     -more-

      All convertible debentures previously issued by subsidiaries that will no longer be majority-owned entities following this reorganization will be assumed by the surviving public parent company, and will be convertible into common stock of that company. Thermo Electron's guarantee of each of these convertible debentures will not be affected by the proposed reorganization.

      While  these   transactions  will  generate   numerous  costs,   including
investment banking fees, legal fees, and government filings, the company does not believe that any significant restructuring charges will be necessary.

      The company also plans to divest of certain non-strategic businesses, totaling approximately $100 million in revenues, that no longer fit its profile for long-term growth potential.


                        Proposed Corporate Reorganization
                    Boldface type indicates public entity (*)



*Thermo Electron                             *Thermo Instrument
     Thermo Power                                 Thermedics Detection
     Tecomet                                      ThermoSpectra
     Peter Brotherhood                            Thermo Voltek
     Napco                                        *ThermoQuest
                                                  *Thermo BioAnalysis
*Thermo Ecotek                                    *Thermo Optek
                                                  *Thermo Vision
*Thermo Fibertek                                  *New Co. (Thermo Sentron,
     *Thermo Fibergen                              Metrika Systems, ONIX
                                                   Systems)

*Thermo TerraTech                            *ThermoTrex
     Thermo Remediation                           Thermo Coleman
     Randers Group                                *Trex Medical
     Thermo EuroTech                              *ThermoLase

*Thermedics
     Thermo Biomedical
     *Thermo Cardiosystems

      All of these transactions will be subject to numerous conditions, including establishment of prices and exchange ratios, confirmation of anticipated tax consequences, approval by the board of directors (including the independent directors) of each of the affected majority-owned subsidiaries, negotiation and execution of definitive purchase and sale or merger agreements, clearance by the Securities and Exchange Commission of registration statements and/or proxy materials regarding the proposed transactions, and, where appropriate, fairness opinions from investment banking firms. Any such transactions that will involve a public offering of securities will be made only by means of a prospectus.


                                     -more-

      Thermo Electron Corporation is a world leader in analytical and monitoring instruments; biomedical products including heart-assist devices, respiratory-care equipment, and mammography systems; and paper recycling and papermaking equipment. The company also develops alternative-energy systems and clean fuels, provides a range of services including industrial outsourcing and environmental-liability management, and conducts research and development in advanced imaging, laser communications, and electronic information-management technologies. With annual worldwide sales of $3.6 billion, Thermo Electron has approximately 22,000 employees and operations in 23 countries. Headquarters are in Waltham, Massachusetts. More information is available on the Internet at http://www.thermo.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are set forth under the heading "Forward-looking Statements" in Exhibit 13 to the company's annual report on Form 10-K, as amended, for the year ended January 3, 1998. These include risks and uncertainties relating to: the company's spinout and acquisition strategies, competition, international operations, technological change, possible changes in governmental regulations, regulatory approval requirements, capital spending and government funding policies, dependence on intellectual property rights, and the potential impact of the year 2000 on processing date-sensitive information. In addition to the foregoing risks, the proposed corporate reorganization is subject to the risk that the contemplated benefits of the plan will not be achieved.


                                    # # #

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                      Director, Thermo Electron

      Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Peter O. Crisp:                         Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. His address is 103 Horseshoe Road, Mill Neck, New York 11765-1005.

Elias P. Gyftopoulos:                   Director, Thermo Electron

      Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                          Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                       Director, Thermo Electron

     Mr. McCabe is President of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                        Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                      Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                       Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a member of the Olayan Group that is engaged in advisory services and private investments, including real estate. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                       Director, Thermo Electron

      Mr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. Mr. Syron was President and Chief Executive Officer of the Federal Reserve Bank of Boston from 1989 to 1994. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                    Director, Thermo Electron

      Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms. His address is P.O. Box 8186, Longboat Key, Florida 34228.

George N. Hatsopoulos:                  Director, Chairman of the Board and
                                        Chief Executive Officer, Thermo
                                        Electron
John N. Hatsopoulos:                    Director, President and Chief
                                        Financial Officer, Thermo Electron
Peter G. Pantazelos:                    Executive Vice President, Corporate
                                        Development, Thermo Electron
Arvin H. Smith:                         Executive Vice President, Thermo
                                        Electron
Earl R. Lewis:                          Senior Vice President, Thermo
                                        Electron
William A. Rainville:                   Senior Vice President, Thermo
                                        Electron
John W. Wood Jr.:                       Senior Vice President, Thermo
                                        Electron
Paul F. Kelleher:                       Senior Vice President, Finance &
                                        Administration and Chief Accounting
                                        Officer, Thermo Electron